UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

                       Concepts Direct, Inc.
                         (Name of Issuer)

                  Common Stock, $0.10 Par Value
                  (Title of Class of Securities)

                            206013104
                         (CUSIP Number)

                        Phillip A. Wiland
                      Concepts Direct, Inc.
                       2950 Colorful Avenue
                     Longmont, Colorado 80504
                         (303) 772-9171
           Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          May 27, 2002
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP Cusip No. 206013104                      13D

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Phillip A. Wiland

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)[  ]

        (b)[  ]

     3. SEC Use Only

     4. Source of Funds (See Instructions).  PF, BK

     5. Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e).   N/A

     6. Citizenship or Place of Organization.
           Colorado, United States of America

Number of     7. Sole Voting Power.           41,900
Shares
Beneficially  8. Shared Voting Power.      1,631,200
Owned by
Each          9. Sole Dispositive Power       41,900.
Reporting
Person With  10. Shared Dispositive Power.  1,631,200

    11. Aggregate Amount Beneficially Owned by Each Reporting Person.
           1,673,100

    12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions).    N/A

    13. Percent of Class Represented by Amount in Row (11).    32.1%

    14. Type of Reporting Person (See Instructions).     IN



CUSIP Cusip No. 206013104                      13D

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
           Linda S. Wiland

     2. Check the Appropriate Box if a Member of a Group (See
        Instructions)

        (a) [  ]
        (b) [  ]

     3. SEC Use Only

     4. Source of Funds (See Instructions).  PF, BK

     5. Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e).   N/A

     6. Citizenship or Place of Organization.
           Colorado, United States of America

Number of     7. Sole Voting Power.            -0-
Shares
Beneficially  8. Shared Voting Power.       1,631,200
Owned by
Each          9. Sole Dispositive Power.       -0-
Reporting
Person With  10. Shared Dispositive Power.  1,631,200

    11. Aggregate Amount Beneficially Owned by Each Reporting Person.
           1,631,200

    12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions).      N/A

    13. Percent of Class Represented by Amount in Row (11).   31.4%

    14. Type of Reporting Person (See Instructions).    IN

Item 1. Security and Issuer

        This statement on Schedule 13D relates to common stock, $0.10 par value ("Common Stock"), of Concepts Direct, Inc., a Delaware corporation ("Concepts Direct"). Concepts Direct's principal executive offices are located at 2950 Colorful Avenue, Longmont, Colorado 80504.

Item 2. Identity and Background
(a)     Phillip A. Wiland and Linda S. Wiland (the "Wilands")

(b)     8000 North 41st Street, Longmont, Colorado 80503

(c) Phillip A. Wiland: Chairman, Chief Executive Officer and President, Concepts Direct, Inc., 2950 Colorful
        Avenue, Longmont, Colorado 80504

(d)     Not Applicable

(e)     Not Applicable

(f)     Colorado, United States of America



Item 3. Source and Amount of Funds or Other Consideration

The Wilands are filing this Statement because they have acquired beneficial ownership of more than 2% of the outstanding shares of Concepts Direct during the past 12 months. On April 26, 2002, the Wilands entered into a Note and Warrant Purchase Agreement (the "Agreement"), by and among Concepts Direct, the Wilands and St. Cloud Capital Partners, LP ("St. Cloud"), pursuant to which the Wilands purchased for $2.0 million (i) a 10.0% Senior Secured Promissory Note of Concepts Direct (the "Note") and (ii) a Common Stock Purchase Warrant to purchase 275,000 shares of Common Stock of Concepts Direct (the "Warrant"). $24,750 of the $2.0 million purchase price paid by the Wilands was an advance payment of $0.09 per share underlying the Warrant with respect to the exercise price per share of the Warrant. To raise the $2.0 million discussed above, the Wilands entered into a Promissory Note with Commercial Federal Bank, a Federal Savings Bank (the "Promissory Note"). The Promissory Note is secured by, among other things, a Deed of Trust on property located at 8000 North 41st Street, Longmont, Colorado 80503.

Item 4. Purpose of Transaction

The Wilands are filing this Statement because they acquired beneficial ownership of more than 2% of the outstanding shares of the Common Stock during the past twelve months.

The Wilands acquired the Note and Warrant for investment purposes. Their investment is subject to the terms of the Agreement, the Investors' Rights Agreement, dated as of April 26, 2002, by and among Concepts Direct, St. Cloud and the Wilands (the "Investors' Rights Agreement"), and the Security Agreement, dated as of April 26, 2002, by and among Concepts Direct, St. Cloud and the Wilands (the "Security Agreement"), and the other transaction documents ancillary thereto, which are incorporated herein by reference.

Under the terms of the Note, interest accrued on the principal balance of $2.0 million at the rate of 10% per annum. Concepts Direct is required to make monthly payments in the amount of approximately $42,494, commencing on June 1, 2002. The maturity date under the Note is May 1, 2007 (or earlier, if the Note is accelerated as provided for in the Agreement). Certain events of default, which would cause the Note to accelerate, causing the principal and interest on the Note to become immediately due and payable, include: (i) the failure to make a payment for a period of thirty days from when such payment is due, (ii) a judgment creditor obtaining possession of any collateral securing the Note,
(iii) the failure to cure within ten days of any impairment on the Wilands' lien on such collateral, and (iv) the filing of voluntary or involuntary bankruptcy against Concepts Direct that is not dismissed within thirty days.

The Warrant is exercisable for 275,000 shares of Common Stock, at an exercise price of $0.10 per share, on or after July 26, 2002 and prior to April 26, 2009. As stated above, on April 26, 2002, the Wilands made an advance payment of $0.09 per share underlying the Warrant with respect to the exercise price per share of the Warrant. Except for certain transfers to permitted persons, the Warrant and the shares of Common Stock issuable upon exercise of the Warrant are subject to a lock-up which will expire with respect to twenty-five percent (25%) of the shares on each of:
April 26, 2003, October 26, 2003, April 26, 2004 and October 26,
2004.

Under the Investors' Rights Agreement, each of St. Cloud and the Wilands agreed to vote for the director designated by each such other entity or person and nominated by Concepts Direct to the Board.

The Wilands intend to hold the shares of Common Stock they beneficially own for investment purposes. The Wilands intend to review their investment in Concepts Direct on a continuing basis and, depending on the price and availability of the securities of Concepts Direct, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider purchasing additional shares of Common Stock.

As Chairman of the Board, President and Chief Executive Officer, Mr. Wiland regularly explores actions and transactions that may be advantageous to Concepts Direct, including but not limited to possible mergers, acquisitions, reorganizations, securities offerings, or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, financing strategies or regulatory and reporting obligations of Concepts Direct. Except as set forth herein, the Wilands does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

        (a) The Wilands own in joint tenancy 1,356,200 shares of Common Stock of Concepts Direct. In addition, Mr. Wiland holds 13,900 shares of Common Stock of Concepts Direct as custodian for his minor children under the Uniform Gifts to Minors Act and for which Mr. Wiland has sole voting and investment power. Also, Mr. Wiland holds stock options for 28,000 shares of Common Stock of Concepts Direct which are currently exercisable or will become exercisable within the next 60 days. Pursuant to the Agreement, the Wilands purchased the Warrant to purchase 275,000 shares of Common Stock at an exercise price of $0.10 per share. Assuming the exercise of the Warrant, the shares over which Mr. Wiland would have voting and investment control would constitute approximately 32.1% of the outstanding Common Stock of Concepts Direct and the shares over which Mrs. Wiland would have voting and investment control would constitute approximately 31.4% of the outstanding Common Stock of Concepts Direct.

             Pursuant to the Investors' Rights Agreement described in Item 4 above and Item 6 below, St. Cloud are required, in specific circumstances, to vote all of the shares of Common Stock beneficially held by St. Cloud in favor of the designee of the Wilands for election to the Board. Accordingly, the Wilands may be deemed to share voting power over the shares of Common Stock owned by St. Cloud. According to the
             Schedule 13D filed by St. Cloud on June 6, 2002, St. Cloud beneficially owns 275,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant purchased by St. Cloud on April 26, 2002 under the Agreement, representing approximately 5.3% of the Company's Common Stock. Assuming exercise of the Warrant as described above and including the 275,000 shares owned by St. Cloud, following the issuance of such shares, Mr. Wiland may be deemed to beneficially own 1,948,100 shares or 35.5% of the outstanding Common Stock of Concepts Direct and Mrs. Wiland may be deemed to own 1,906,200 shares or 34.9% of the outstanding Common Stock of Concepts Direct. The Wilands expressly disclaim any admission that they have beneficial ownership of, or any pecuniary interest in, the 275,000 shares of Common Stock beneficially owned by St. Cloud.

             The above shares do not include 20,400 shares held by Bank One as Trustee of an irrevocable trust for minor children of the Wilands pursuant to a trust agreement dated as of September 30, 1986.

        (b) Assuming the exercise of the Warrant and the options held by Mr. Wiland, Mr. Wiland has the sole power to vote and dispose of 41,900 shares of Common Stock and shares the power to vote and dispose of 1,631,200 shares of Common Stock.

             Assuming the exercise of the Warrant, Mrs. Wiland shares the power to vote and dispose of 1,631,200 shares of Common Stock.

        (c)  Not Applicable.

        (d)  Not Applicable.

        (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        NOTE AND WARRANT PURCHASE AGREEMENT

In addition to the description of the Agreement set forth in Item
4 above, pursuant to the Agreement, the Company paid the Wilands a closing fee in the amount of $30,000. The Agreement contains customary representations and warranties and covenants.

        INVESTORS' RIGHTS AGREEMENT

In addition to the description of the Investors' Rights Agreement set forth in Item 4 and Item 5 above, pursuant to the Investors' Rights Agreement, Concepts Direct agreed to prepare and file with the Securities and Exchange Commission (the "SEC") prior to the January 26, 2003, a registration statement covering all of the shares of Common Stock issuable upon exercise of the Warrant. Concepts Direct agreed to cause such registration statement to be declared effective by the SEC no later than April 26, 2003. Further, if Concepts Direct registers for the resale of shares of Common Stock for Concepts Direct's account or for the account of its other stockholders, Concepts Direct also may have to include in the registration, shares held by the Wilands. The Wilands have an unlimited number of these "piggyback" registration rights. The Investors' Rights Agreement also granted certain preemptive rights to participate in future issuances of securities of Concepts Direct, provided that certain issuances or sales by Concepts Direct are excluded from this right.

        SECURITY AGREEMENT

In connection with the transaction described above, Concepts Direct granted the Wilands a security interest in certain of its assets related to Concepts Direct's Colorful Images business as security for Concepts Direct's obligation under the Note. The Security Agreement provides the terms and conditions upon which the Wilands would be able to effect a sale upon a default under the Note. The Security Agreement will terminate upon the satisfaction of all of Concepts Direct's obligations under the Note or certain other related transaction documents and agreements.

        DEED OF TRUST

Concepts Direct also granted the Wilands a deed of trust on certain real property owned by the Company. The Wilands deed of trust is subordinate to a deed of trust granted by Concepts Direct to St. Cloud on the same real property. The Investors' Rights Agreement and the two deeds of trusts provide (i) the terms and conditions upon which St. Cloud and the Wilands would be able to effect a sale of the real property upon a default under the Note and (ii) the priority with respect to the proceeds of such sale. Both deeds of trusts will terminate upon the satisfaction of all of Concepts Direct's obligations under the Note or certain other related transaction documents and agreements.

        PROMISSORY NOTE

In connection with the Wilands entering into the Promissory Note with Commercial Federal Bank, they agreed not to (with the Wilands being defined in the Promissory Note as the "Borrower"), without Commercial Federal Bank's consent: "(a) Engage in any business activities substantially different from the Borrower's present business. (b) Liquidate or dissolve the business. (c) Enter into any consolidation, merger, pool, joint venture, syndicate, or other combination. (d) Sell or otherwise dispose of any assets for less than fair market value, or enter into any sale and leaseback agreement covering any of its fixed or capital assets."


Item 7. Material to Be Filed as Exhibits

        Exhibit 1. Note and Warrant Purchase Agreement, dated as
                   of April 26, 2002, by and among Concepts
                   Direct, Inc., a Delaware corporation, St. Cloud Capital Partners, LP, a Delaware limited partnership, and Phillip A. and Linda S. Wiland filed as Exhibit 4.6 to Concepts Direct's Current Report on Form 8-K dated May 1, 2002 is expressly incorporated herein by this reference.

        Exhibit 2. Investors' Rights Agreement, dated as of April
                   26, 2002, by and among Concepts Direct, Inc., a Delaware corporation, St. Cloud Capital Partners, LP, a Delaware limited partnership, and Phillip A. and Linda S. Wiland filed as
                   Exhibit 4.7 to Concepts Direct's Current Report on Form 8-K dated May 1, 2002 is expressly incorporated herein by this reference.

        Exhibit 3. Security Agreement, dated as of April 26, 2002, by and among Concepts Direct, Inc., a Delaware corporation, St. Cloud Capital Partners, LP, a Delaware limited partnership, and Phillip A. and Linda S. Wiland filed as Exhibit 4.3 to Concepts Direct's Current Report on Form 8-K dated May 1, 2002 is expressly incorporated herein by this reference.

        Exhibit 4. Promissory Note, dated as of March 28, 2002, by and among Phillip A. Wiland and Linda S.
                   Wiland, and Commercial Federal Bank, a Federal
                   Savings Bank, is filed herewith.

        Exhibit 5. Agreement among Reporting Persons, dated as of
                   July 1, 2002, by and between Phillip A. and
                   Linda S. Wiland is filed herewith.



                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2002
Date

/s/ Phillip A. Wiland
Signature

Phillip A. Wiland
Name/Title

/s/ Linda S. Wiland
Signature

Linda S. Wiland
Name/Title